Exhibit 99.1

For Immediate Release

Pointer Telocation Reports

Second Quarter 2018 Financial Results

Rosh HaAyin, Israel, August 15, 2018. Pointer Telocation Ltd. (Nasdaq: PNTR; TASE: PNTR), a leading provider of telematic services and technology solutions for Fleet Management, Mobile Asset Management and Internet of Vehicles, announced its financial results for second quarter and six months ended June 30, 2018.

Financial Highlights for Second Quarter 2018 Compared to Second Quarter 2017

●	Total revenue of $19.7 million, down 1% due to foreign currency exchange headwinds
●	Service revenues of $13.2 million, up 2%
●	Operating income of $2.8 million (14% of revenue), unchanged from the prior-year period
●	Net income of $1.9 million, down 2% due to foreign currency exchange headwinds
●	EBITDA of $3.4 million, unchanged from the prior-year period
●	Net debt of $0.4 million
●	Total subscribers reached 271,000, an increase of 13% year-over-year

Financial Highlights for First Half of 2018 Summary Compared to First Half 2017

●	Total revenue of $40.6 million, up 4%
●	Service revenues of $27.0 million, up 7%
●	Operating income of $5.3 million (13% of revenue), up 5% from $5.1 million
●	Net income of $3.7 million, up 5% from $3.5 million
●	EBITDA of $6.7 million, up 2% from $6.5 million

Management Comment

David Mahlab, Pointer’s Chief Executive Officer, commented:

“This was a solid quarter, as we increased our service revenue despite headwinds from currency exchange rates, and we delivered double-digit operating margins and strong earnings.”

“During the period, we continued to advance our capabilities in predicting driver behavior through our machine learning technology. We are building a platform that will harness our real-time driver data to deliver more efficient, cost-effective products and services to our customers. Our markets are expanding, particularly in the Americas, and we are positioned to pursue these opportunities.”

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Second Quarter 2018 Financial Summary Compared to Second Quarter 2017

(in millions, except per share amounts)	June 30, 2018	June 30, 2017
Total Revenues	$19.7	$20.0
Service Revenues	$13.1	$12.9
Operating Income (% of Revenue)	$2.8 (14)%	$2.8 (14)%
Diluted Earnings per Share (EPS)	$0.23	$0.24
Non-GAAP Diluted EPS	$0.31	$0.32
EBITDA	$3.4	$3.4

First Half 2018 Financial Summary Compared to First Half 2017

(in millions, except per share amounts)	June 30, 2018	June 30, 2017
Total Revenues	$40.6	$39.1
Service Revenues	$27.0	$25.2
Operating Income (% of Revenue)	$5.3 (13)%	$5.1 (13)%
Basic and Diluted Earnings per Share (EPS)	$0.46	$0.44
Non-GAAP Diluted EPS	$0.60	$0.61
EBITDA	$6.7	$6.5

Revenues from services increased 2% to $13.1 million as compared to $12.9 million in the second quarter of 2017 due to subscriber growth. In local currencies terms, revenues increased by 8%. Revenues from products in the second quarter of 2018 declined to $6.6 million from $7.1 million in the second quarter of 2017. The currency exchange rate impact on total revenue for the second quarter of 2018 was approximately $1 million; the currency exchange rate impact on operating income was approximately $0.1 million.

Conference Call Information

As previously announced, Pointer Telocation’s management will host a conference call today, at 10:00 a.m. Eastern Time, 3:00 p.m. UK time, 17:00 p.m. Israel time. On the call, management will review and discuss the results. To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From the USA +1-877-407-0789 or 1-201-689-8562

From Israel 1-809-406-247

From the UK 0-800-756 -3429

A replay will be available a few hours following the call on the company’s website for one year.

Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses EBITDA, Non-GAAP operating income and net income as Non-GAAP financial performance measurements.

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Pointer calculates EBITDA by adding back to net income financial expenses, taxes and depreciation and amortization of intangible assets.

Pointer calculates Non-GAAP operating income by adding back to operating income the effects of non-cash stock based compensation expenses, amortization of long lived assets, other expenses of retirement costs and losses and acquisition related one-time costs.

Pointer calculates Non-GAAP net income by adding back to net income the effects of non-cash stock based compensation expenses, amortization of long lived assets, non-cash tax expenses, other expenses of retirement costs, spin-off related expenses and losses and acquisition related one-time costs.

The purpose of such adjustments is to give an indication of the Company’s performance exclusive of Non-GAAP charges that are considered by management to be outside of the Company’s core operating results.

EBITDA and non-GAAP operating and net income are provided to investors to complement the results provided in accordance with GAAP, as management believes these measures help to illustrate underlying operating trends in the Company’s business and uses these measures to establish internal budgets and goals, manage the business and evaluate performance. Management believes that these non-GAAP measures help investors to understand the Company’s current and future operating cash flow and performance, especially as the Company’s acquisitions have resulted in amortization and non-cash items that have had a material impact on the Company’s GAAP profits. EBITDA and non-GAAP operating and net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer’s customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitability.

For more information, please visit http://www.pointer.com, the content of which does not form a part of this press release.

Risks Regarding Forward Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe”, “may”, “might”, “predict”, “potential”, “anticipate”, “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its platform that will harness its real-time driver data to deliver better products and services, trends in the markets and various territories as well as the future of the car industry and future opportunities, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

Company contact:	Investor Relations Contact at Hayden IR, LLC:

Yaniv Dorani, CFO	Brett Maas
Tel: +972-3-5723111	Tel: +1 646-536-7331
E-mail: yanivd@pointer.com	E-mail: brett@haydenir.com

Dave Fore
Tel: +1 206-395-2711
E-mail: dave@haydenir.com

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2018	December 31, 2017
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7,168	7,375
Trade and unbilled receivables	13,657	13,660
Other accounts receivable and prepaid expenses	3,692	2,865
Inventories	5,621	6,551

Total current assets	30,138	30,451

LONG-TERM ASSETS:
Long-term loan to related party	949	973
Long-term unbilled and other accounts receivable	1,303	1,116
Severance pay fund	3,094	3,546
Property and equipment, net	5,670	5,848
Other intangible assets, net	1,458	1,935
Goodwill	38,324	41,010
Deferred tax asset	8,515	9,585

Total long-term assets	59,313	64,013

Total assets	89,451	94,464

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2018	2017
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	4,154	5,101
Trade payables	5,609	6,204
Deferred revenues and customer advances	761	777
Other accounts payable and accrued expenses	8,248	9,117

Total current liabilities	18,772	21,199

LONG-TERM LIABILITIES:
Long-term loans from banks	3,421	5,015
Deferred taxes and other long-term liabilities	355	838
Accrued severance pay	3,572	3,996

Total long term liabilities	7,348	9,849

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd.’s shareholders’ equity:
Share capital	6,049	5,995
Additional paid-in capital	129,489	129,076
Accumulated other comprehensive income	(6,907)	(2,340)
Accumulated deficit	(65,544)	(69,597)

Total Pointer Telocation Ltd.’s shareholders’ equity	63,087	63,134

Non-controlling interest	244	282

Total equity	63,331	63,416

Total liabilities and equity	89,451	94,464

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except for share and per share information

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited		Unaudited
Revenues:
Products	13,637	13,829	6,578	7,147	26,182
Services	26,986	25,243	13,162	12,894	51,973

Total revenues	40,623	39,072	19,740	20,041	78,155

Cost of revenues:
Products	8,188	8,753	3,963	4,477	16,073
Services	11,148	10,621	5,438	5,258	21,914

Total cost of revenues	19,336	19,374	9,401	9,735	37,987

Gross profit	21,287	19,698	10,339	10,306	40,168

Operating expenses:
Research and development	2,359	1,987	1,122	1,017	4,051
Selling and marketing	7,545	6,761	3,677	3,456	14,038
General and administrative	5,548	5,634	2,661	2,886	11,275
Amortization of intangible assets	248	226	121	113	463
One-time acquisition related costs	262	-	-	-	32

Total operating expenses	15,962	14,608	7,581	7,472	29,859

Operating income	5,325	5,090	2,758	2,834	10,309
Financial expenses, net	666	419	332	259	1,004
Other expenses	15	-	-	-	5

Income before taxes on income	4,644	4,671	2,426	2,575	9,300
Taxes on income	950	1,138	501	609	(7,221)

Net income	3,694	3,533	1,925	1,966	16,521

Earnings per share from continuing operations attributable to Pointer Telocation Ltd.’s shareholders:
Basic net earnings per share	0.46	0.44	0.24	0.24	2.07

Diluted net earnings per share	0.44	0.44	0.23	0.24	2.03

Weighted average -Basic number of shares	8,066,698	7,942,957	8,073,665	7,978,102	7,997,684

Weighted average – fully diluted number of shares	8,257,968	8,070,953	8,294,562	8,111,119	8,130,566

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited		Unaudited

Cash flows from operating activities:

Net income	3,694	3,533	1,925	1,966	16,521
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,345	1,451	627	601	2,924
Accrued interest and exchange rate changes of debenture and long-term loans	25	-	24	-	52
Accrued severance pay, net	46	112	(32)	54	93
Gain from sale of property and equipment, net	(49)	(67)	(22)	(49)	(113)
Stock-based compensation	386	217	244	106	380
Decrease (increase) in trade and unbilled receivables, net	(788)	(2,127)	200	(1,202)	(1,616)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,370)	(480)	(749)	131	(206)
Decrease (increase) in inventories	751	(567)	541	(418)	(1,170)
Decrease (increase) in deferred income taxes	341	822	186	452	(8,018)
Decrease (increase) in long-term unbilled and other accounts receivable	(202)	52	(360)	123	165
Increase (decrease) in trade payables	247	(1,211)	358	(732)	(1,597)
Increase (decrease) in other accounts payable and accrued expenses	(382)	994	(1,214)	192	2,285

Net cash provided by operating activities	4,044	2,729	1,728	1,224	9,700

Cash flows from investing activities:
Purchase of property and equipment	(1,633)	(1,112)	(674)	(344)	(3,033)
Purchase of other intangible assets	-	-	-	-	(233)
Proceeds from sale of property and equipment	49	55	22	37	114

Net cash used in investing activities	(1,584)	(1,057)	(652)	(307)	(3,152)

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited		Unaudited

Cash flows from financing activities:

Repayment of long-term loans from banks	(2,645)	(2,013)	(1,294)	(1,063)	(4,875)
Proceeds from issuance of shares and exercise of options, net of issuance costs	80	276	76	197	395
Short-term bank credit, net	79	(302)	21	(21)	(231)

Net cash used in financing activities	(2,486)	(2,039)	(1,197)	(887)	(4,711)

Effect of exchange rate on cash and cash equivalents	(181)	1	(477)	(84)	(528)

Decrease in cash and cash equivalents	(207)	(366)	(598)	(54)	1,309
Cash and cash equivalents at the beginning of the period	7,375	6,066	7,766	5,754	6,066

Cash and cash equivalents at the end of the period	7,168	5,700	7,168	5,700	7,375

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands, except share and per share data

The following table reconciles GAAP to non-GAAP operating results:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017

GAAP gross profit	21,287	19,698	10,339	10,306	40,168
Stock-based compensation expenses	33	2	24	1	3
Non-GAAP gross profit	21,320	19,700	10,363	10,307	40,171

GAAP operating income	5,325	5,090	2,758	2,834	10,309
Stock-based compensation expenses	386	217	244	106	380
Amortization and impairment of long lived assets	248	226	121	113	463
Other expenses of retirement costs	-	125	-	-	125
Acquisition related one-time costs	262	-	-	-	154
Non-GAAP operating income	6,222	5,658	3,123	3,053	11,431

GAAP net income	3,694	3,533	1,925	1,966	16,521
Stock-based compensation expenses	386	217	244	106	380
Amortization and impairment of long lived assets	248	226	121	113	463
Other expenses of retirement costs	-	125	-	-	125
Non cash tax expenses	375	801	204	415	(8,213)
Acquisition related one-time costs	262	-	-	-	154
Non-GAAP net income	4,965	4,902	2,494	2,600	9,430

Non-GAAP net income per share from continuing operations - Diluted	0.60	0.61	0.31	0.32	1.16
Non-GAAP weighted average number of shares - Diluted*	8,257,968	8,070,953	8,294,562	8,111,119	8,130,566

*	In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

EBITDA

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017

GAAP Net income as reported:	3,694	3,533	1,925	1,966	16,521

Financial expenses, net	666	419	332	259	1,004
Tax on income	950	1,138	501	609	(7,221)
Depreciation, amortization and impairment of goodwill and intangible assets	1,345	1,451	627	601	2,924

EBITDA	6,655	6,541	3,385	3,435	13,228

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